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                               January 14, 2021

       Geoff Green
       Chief Executive Officer
       LONGEVERON LLC
       1951 NW 7th Avenue
       Suite 520
       Miami, FL 33136

                                                        Re: LONGEVERON LLC
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
30, 2020
                                                            CIK No. 0001721484

       Dear Mr. Green:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Clinical Development Pipeline, page 2

   1. We note your revised pipeline graph in response to prior comment 2. Please tell us why the status bar in
the pipeline graph appears to indicate that the Phase 2 trial is ongoing, while the text
indicates it will begin in 2021.
       Holders of our Class B common stock will control the direction of our business, page 41

   2. We note your revised disclosure in response to prior comment 8. Please revise the discussion to identify
the names of the four holders you reference.
 Geoff Green
FirstName  LastNameGeoff Green
LONGEVERON       LLC
Comapany
January 14,NameLONGEVERON
            2021               LLC
January
Page 2 14, 2021 Page 2
FirstName LastName
Use of Proceeds, page 50

3. We note your revised disclosure in response to prior comment 10. Please also disclose the approximate amount of net proceeds intended to be used for each purpose listed. We note your disclosure that you do not anticipate the net proceeds from the offering will be sufficient to complete any of the referenced trials that you intend to initiate. Please clarify whether you expect the proceeds will be sufficient to complete the on-going trials referenced.
Management   s Discussion and Analysis of Financial Conditions and Results of
Operations
Liquidity and Capital Resources, page 62

4. In the Capitalization table you disclose that the accumulated deficit was $25,536,841 as of
         September 30, 2020. Please revise to prominently provide that information in your liquidity disclosures here.
License Agreements and Strategic Collaborations, page 73

5.       We note your revised disclosure in response to prior comment 16 and
17. Please also
         disclose the royalty term under each of the license agreements with UM and JMHMD.
Interim Financial Statements for the Nine Months ended September 30, 2020
Note 2. Summary of Significant Accounting Policies
Inventory, page F-23

6. We note your response to comment 21. Please remove the reference to the biological segment here as well. Please also revise, where appropriate, to disclose your segment determination as indicated in your response.
General

7. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Li Xiao at 202-5514391 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact
Deanna Virginio at 202-551-4530 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of Life
Sciences
 Geoff Green
LONGEVERON LLC
FirstName
January 14,LastNameGeoff
                2021      Green
Comapany
Page    3      NameLONGEVERON LLC
January 14, 2021 Page 3
cc:       Jennifer Minter
FirstName LastName